Richard Segal +1 (617) 937-2332 rsegal@cooley.com	VIA EDGAR

December 18, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Eric Atallah
Kevin Kuhar

Joe McCann

Margaret Schwartz

Re:	Vor Biopharma Inc.
Draft Registration Statement on Form S-1
Submitted November 6, 2020
CIK No. 0001817229

Ladies and Gentlemen:

On behalf of Vor Biopharma Inc. (the “Company”), we are providing this response letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated December 3, 2020 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on November 6, 2020 (the “Draft Registration Statement”).

The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes. The numbering of the paragraphs below corresponds to the numbering of the Comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Draft Registration Statement.

Summary

1.

With reference to your disclosure on page 23, please revise the Overview to explain that your VOR33 candidate is pre-clinical and there have been no clinical trials of any engineered HSCs (eHSCs) to date.

Response to Comment 1: In response to the Staff’s comment, the Company revised its disclosure as requested on pages 2 and 4 of the Amended Draft Registration Statement.

2.

Please tell us why VOR33 for MDS and MPN should be highlighted in the table given that you have not selected a development candidate and you provide limited disclosure in the Business section concerning this program.

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United States Securities and Exchange Commission December 18, 2020 Page Two

Response to Comment 2: The Company respectfully advises the Staff that it believes disclosure of the MDS/MPN program in the pipeline table is material to a full understanding of the Company’s development programs. The Company has identified MDS and MPN as indications in which the CD33 molecule is overexpressed and has determined that its lead eHSC product candidate, VOR33, has potential to treat this indication in connection with a suitable anti-CD33 companion therapeutic. The Company is actively conducting discovery efforts with respect to the potential combination of VOR33 and companion therapeutics in these indications and intends to use a portion of the proceeds of the offering toward discovery efforts related to the MDS/MPN program. In response to the Staff’s comment and in light of the materiality of the MDS/MPN program, the Company has provided additional disclosure regarding the MDS/MPN program on page 141 of the Amended Draft Registration Statement.

3.	With reference to your disclosure on page 21, please revise the disclosure on page 3 to clarify that the Center for International Blood and Marrow Transplant Research also oversees the VCAR33 trial.

Response to Comment 3: In response to the Staff’s comment, the Company revised its disclosure as requested on page 4 of the Amended Draft Registration Statement.

4.

On page 3, please revise to state when you plan to submit an IND for VOR33 for AML, as you state on pages 20-21, and clearly explain that the Phase 1 clinical trial will evaluate VOR33 in combination with Mylotarg as you state on page 26. Please also further describe the mechanism of action for VCAR33, including the meaning of “bridge-to-transplant monotherapy” and how the therapy uses autologous T cells from the patient. Please clarify in the Summary the extent to which you view VCAR33 as a distinct and standalone treatment option.

Response to Comment 4: In response to the Staff’s comment, the Company revised its disclosure as requested on pages 2 and 4 of the Amended Draft Registration Statement.

5.	Please revise the Summary to make clear, as you do on pages 26 and 100, that you expect VOR33 and any other eHSC product candidates will be required to be used in combination with another therapy.

Response to Comment 5: In response to the Staff’s comment, the Company revised its disclosure as requested on pages 2 and 4 of the Amended Draft Registration Statement.

6.

Please revise your disclosure on page 3 to explain that Mylotarg is a commercialized therapy owned by a third-party. Given that your one clinical stage program incorporates this third-party therapy, also revise the Summary to put your “single company solution” statement into context.

Response to Comment 6: In response to the Staff’s comment, the Company revised its disclosure as requested on pages 2 and 4 of the Amended Draft Registration Statement.

7.	Please revise the Summary to briefly explain what a CAR-T therapy is so it is clear how it differs from stem cell transplants.

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United States Securities and Exchange Commission December 18, 2020 Page Three

Response to Comment 7: In response to the Staff’s comment, the Company revised its disclosure as requested on page 4 of the Amended Draft Registration Statement.

Risk Factors

8.

On page 58 you state that you rely on CRISPR-Cas9 genome engineering technology to create VOR33 and will need a license to this technology prior to commercialization. Please revise to discuss, as applicable, the general timeline for obtaining licenses to genome engineering technology. For instance, explain whether this process typically commences during early or late clinical development or after regulatory approval has been received. Also, revise to discuss whether the licenses granted are typically exclusive or non-exclusive in nature. Discuss, if known, whether there are existing licenses covering the field of use(s) that you are targeting and that could prevent or negatively impact commercialization.

Response to Comment 8: In response to the Staff’s comment, the Company revised its disclosure as requested on page 60 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation

9.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response to Comment 9: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price range has been determined.

Business

10.

Please revise page 119 to further describe your arrangement with the Center for International Blood and Marrow Transplant Research, including any contractual or monetary commitments. If required by Item 601(b)(10) of Regulation S-K, please also file any agreement with the Center for International Blood and Marrow Transplant Research or advise.

Response to Comment 10: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, while the Company is engaged in ongoing discussions with the Center for International Blood and Marrow Transplant Research (“CIBMTR”) regarding the transfer of the IND for the ongoing VCAR33 trial, and expects to enter into an agreement with CIBMTR effecting such transfer in the future, the Company does not currently have any contractual commitment or arrangement with the CIBMTR regarding such transfer or other aspects of the VCAR33 clinical

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United States Securities and Exchange Commission December 18, 2020 Page Four

trial, and page 27 of the Amended Draft Registration Statement provides disclosure regarding the risks related to the lack of such agreements. If the Company enters into agreements with the CIBMTR regarding the IND transfer or the VCAR33 trial, the Company will evaluate whether any such agreement is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

11.

On page 125 and elsewhere you state: “Our approach also does not involve the insertion of new genetic material, thereby avoiding complications related to the use of delivery modalities necessary for gene insertion, such as viral vectors.” Please revise the statement on page 125 and elsewhere as appropriate to disclose that your companion therapeutic VCAR33 to be used in conjunction with VOR33 employs viral vectors, as you state on page 24.

Response to Comment 11: In response to the Staff’s comment, the Company revised its disclosure as requested on pages 103 and 127 of the Amended Draft Registration Statement.

12.

We note the following statement on page 126 and the corresponding graphic on page 127: “In addition, as shown in the right graphic below, we observed in other preclinical studies that our process resulted in 88% of eHSCs having removal of CD33 on both copies, or alleles, of the gene, effectively eliminating any expression of CD33.” Please include further details for this studies, such as the number of subjects.

Response to Comment 12: In response to the Staff’s comment, the Company revised its disclosure as requested on page 129 of the Amended Draft Registration Statement.

13.

On page 132, we note that in in vitro studies you “observed few differences in cell killing at extreme Mylotarg concentrations.” Please revise to state the dosage range that Mylotarg is approved for and the dose typically administered.

Response to Comment 13: In response to the Staff’s comment, the Company revised its disclosure as requested on page 135 of the Amended Draft Registration Statement.

14.	Please provide the number of subjects for your mice studies on pages 133-135.

Response to Comment 14: In response to the Staff’s comment, the Company revised its disclosure as requested on pages 135 and 136 of the Amended Draft Registration Statement.

15.	Please revise the disclosure to describe the bottom left panel of the figure at the top of page 134.

Response to Comment 15: The Company advises the Staff that it has revised its disclosure on page 136 of the Amended Draft Registration Statement to remove the bottom left and certain other panels of the figure.

16.

On page 135 you state: “…we observed statistically significant lower rates of CD33 surface proteins…” Please provide the corresponding p-values and describe how they relate to the FDA’s standards of efficacy. Please also revise to ensure each vertical axis in the graphic on page 135 is explained.

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United States Securities and Exchange Commission December 18, 2020 Page Five

Response to Comment 16: In response to the Staff’s comment, the Company revised its disclosure as requested on page 137 of the Amended Draft Registration Statement.

17.

We note when describing the royalty term for the Columbia Agreement described on page 149 and the Patent License described on page [1]50, you state that the term will expire on the latest to occur of several events, including the expiration date of the last valid claim on a country-by-country basis. Please revise to clarify when these claims are due to expire.

Response to Comment 17: In response to the Staff’s comment, the Company revised its disclosure as requested on pages 156 and 157 of the Amended Draft Registration Statement.

18.	Please revise pages 153-154 to provide the specific jurisdictions to which your owned and licensed patents and patent applications relate.

Response to Comment 18: In response to the Staff’s comment, the Company revised its disclosure as requested on pages 160 and 161 of the Amended Draft Registration Statement.

19.

Your disclosure on page 137 states that you expect that engraftment of VOR33 will occur within 28 days of administration. Please tell us how this timeframe compares to engraftment for existing HSCT therapies.

Response to Comment 19: In response to the Staff’s comment, the Company revised its disclosure as requested on page 140 of the Amended Draft Registration Statement.

20.	Please revise page 141 to state the number of subjects covered by each of the two phases of the VCAR33 Phase 1/2 clinical trial.

Response to Comment 20: In response to the Staff’s comment, the Company revised its disclosure as requested on page 144 of the Amended Draft Registration Statement.

General

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 21: The Company acknowledges the Staff’s comment and will provide to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that has been or will be used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials have only been and will only be made available for viewing by potential investors during the Company’s presentations, and no copies have been or will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement.

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United States Securities and Exchange Commission December 18, 2020 Page Six

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (617) 937 2332 with any questions regarding the Company’s responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/S/ RICHARD SEAGAL
RICHARD SEAGAL

cc:	Robert Ang, Vor Biopharma Inc.

Nathan Jorgensen, Vor Biopharma Inc.

Amy Mendel, Vor Biopharma Inc.

Charles S. Kim, Cooley LLP

Divakar Gupta, Cooley LLP

Peter N. Handrinos, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP 500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com